Exhibit 1

Stock Symbol: AEM (NYSE and TSX)	For further information:
Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE REPORTS Q2 2010 RESULTS;
RECORD QUARTERLY REVENUE, NET INCOME AND GOLD PRODUCTION

Toronto (July 28, 2010) — Agnico-Eagle Mines Limited (“Agnico-Eagle” or the “Company”) today reported a record quarterly net income of $100.4 million, or $0.64 per share, for the second quarter of 2010.  This result includes a non-cash foreign currency translation gain of $17.4 million, or $0.11 per share, as well as a one-time tax recovery of $21.2 million, or $0.14 per share.  The result also includes non-cash stock-based compensation expense of $8.1 million, or $0.05 per share.  In the second quarter of 2009, the Company reported net income of $1.2 million, or $0.01 per share.  A 116% increase in gold production and a 151% increase in gross mine profit over the second quarter of 2009 contributed to the record financial and operating quarter.

Second quarter 2010 cash provided by operating activities was $161.6 million (including an increase in working capital of $16.7 million), up from cash provided by operating activities of $26.4 million in the second quarter of 2009 (which included a decrease in working capital of $27.4 million).  This significant increase was largely due to gold production that was more than double that in the comparable period in 2009 and substantially higher prices for gold, zinc, silver and copper.

“Our record quarterly financial results were driven by record gold production as all six of our mines operated throughout the quarter for the first time.  Four of the mines are now operating at steady state with the other two in the late stages of optimization” said Sean Boyd, Vice-Chairman and Chief Executive Officer.  “Further increases in gold production and lower cash operating costs are expected in the second half of 2010 as we continue to optimize all our mines and focus on driving down the unit costs at our Kittila and Meadowbank mines” added Mr. Boyd.

Second quarter 2010 highlights include:

•                  Record Gold Production, Record Revenue and Record Net Earnings — quarterly gold production of 257,728 ounces resulted in revenue of $353.9 million and net earnings of $100.4 million

•                  Good Cost Control Continues at Steady State Mines — minesite costs per tonne continue to be on target at; LaRonde, Goldex, Lapa and Pinos Altos.

•                  Improved Available Liquidity — during the quarter the Company executed a new non-amortizing, unsecured $1.2 billion revolving credit facility through a syndicate of banks.  The Company also issued $600 million of unsecured long-term notes which was used to reduce amounts outstanding under the credit facilities.

Payable gold production(1) in the second quarter of 2010 was a record 257,728 ounces at total cash costs per ounce(2) of $487.  This compares with payable gold production of 119,053 ounces at total cash costs per ounce of $326 in the second quarter of 2009.  The increase in total cash costs per ounce in the second quarter of 2010 is mainly due to the high costs at Meadowbank ($663/oz) as the mine moves through start-up and commissioning.  Total cash costs are expected to decline as the mining and processing rate increases and gold output grows towards steady state levels.

For the first six months of 2010, payable gold production was a record 445,960 ounces at total cash costs per ounce of $469.  This compares with payable gold production of 210,864 ounces at total cash costs per ounce of $320 in the first half of 2009.  The increase in gold production is due to the impact of four new gold mines commencing operations in the past 14 months.  The increase in total cash costs per ounce in the first half of 2010 is mainly due to the high costs at Meadowbank ($695/oz) as stated above.

For the full year 2010, gold production is still expected to be in line with previous guidance of between 1.0 and 1.1 million ounces.

Total cash cost per ounce guidance of $399 was provided on December 16, 2009.  This was based on projected gold production of 1.057 million ounces and the following assumptions:

Silver ($/oz)	14.00
Zinc ($/lb)	0.82
Copper ($/lb)	2.77
C$/US$	1.10
US$/Euro	1.40

Applying current spot rates for these factors would result in total cash cost estimates of approximately $420 per ounce.  Based on the higher operating costs experienced at Kittila and Meadowbank during the commissioning phase in 2010,  the Company expects that its full year total cash cost per ounce is likely to be in the range of $425 to $450.

Second Quarter 2010 Results Conference Call Webcast

The Company’s senior management will host a conference call on Thursday, July 29, 2010 at 11:00 AM (E.D.T.) to discuss financial results and provide an update of the Company’s exploration and development activities.

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website homepage at www.agnico-eagle.com.

(1)  Payable production of a mineral means the quantity of mineral produced during a period contained in products that are sold by the Company, whether such products are shipped during the period or held as inventory at the end of the period.

(2)  Total cash costs per ounce is a non-GAAP measure.  For reconciliation of this measure to production costs, as reported in the financial statements, see Note 1 to the financial statements at the end of this press release.

Via Telephone:

For those preferring to listen by telephone, please dial 416-644-3415 or toll-free 877-974-0445.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive:

Please dial 416-640-1917 or toll-free 877-289-8525, passcode 4328627#.

The conference call replay will expire on Thursday, August 5, 2010.

The webcast along with presentation slides will be archived for 180 days on the website.

New SVP Finance, Chief Financial Officer

The Company is pleased to announce that Mr. Ammar Al-Joundi will be joining Agnico-Eagle as of September 1, 2010 in the position of SVP Finance and Chief Financial Officer.

Mr. Al-Joundi has over 20 years of experience in finance on both the corporate and banking sides.  Most recently Mr. Al-Joundi was with Barrick Gold Corporation where he had spent the previous 11 years in progressively more senior roles including: VP Treasurer then SVP Finance for Barrick Gold Corporation; Executive Director and CFO for Barrick South America; and finally SVP Capital Allocation and Business Strategy for Barrick Gold Corporation.

Mr. Al-Joundi is a graduate of the University of Toronto in Mechanical Engineering and has a MBA from the University of Western Ontario.  Ammar is also a Professional Engineer.

Cash Position Remains Strong — Credit Facility Restructuring Provides Additional Liquidity

Cash and cash equivalents increased to $152.8 million at June 30, 2010 from the March 31, 2010 balance of $118.1 million.  The large increase in gold production and its associated effect on revenues, net income and cash flows were mainly responsible for the increase.

Capital expenditures in the second quarter of 2010 were $117.0 million, including $33.9 million at Meadowbank, $28.2 million at Pinos Altos, $22.8 million at LaRonde, $16.6 million at Kittila, $10.6 million at Lapa and $4.7 million at Goldex.

For 2010, capital expenditures are estimated at $500 million, up from a previous estimate of $478 million.  The additional capital is being spent at Meadowbank and Kittila to make improvements to the process plants and accelerate the purchase of mining equipment.

With its cash balances, anticipated cash flows, available bank lines and increased debt capacity, Agnico-Eagle remains fully funded for the development and exploration of its current pipeline of gold projects in Canada, Finland, Mexico and the USA.

During the second quarter of 2010, the Company executed an amended non-amortizing, unsecured $1.2 billion revolving credit facility, maturing June 2014. This facility replaces both pre-existing unsecured tranches of the Company’s credit lines.  The new facility is being provided by a syndicate of international banks.

Available credit lines under the amended facility as of June 30, 2010 were more than $1.0 billion.

LaRonde Mine — Steady State Mine Continues Strong Performance

The 100% owned LaRonde mine in northwestern Quebec, Canada, began operation in 1988.  Proven and probable gold reserves at LaRonde total approximately 4.8 million ounces from 34.4 million tonnes grading 4.4 grams per tonne (“g/t”).

The LaRonde mill processed an average of 7,254 tonnes per day (“tpd”) of ore in the second quarter of 2010, compared with an average of 7,212 tpd in the corresponding period of 2009.  LaRonde has been operating at a steady state of approximately 7,000 tpd for approximately seven years, since its most recent expansion in 2003.

Minesite costs per tonne(3) were C$79 in the second quarter of 2010, compared to C$74 in the second quarter of 2009.  The rise in minesite costs was largely due to a higher proportion of expensed versus capitalized underground development during the second quarter of 2010.  Typically stope development is expensed while permanent development is capitalized.

For the first half of 2010, minesite costs per tonne were on budget at C$75 as the higher proportion of expensed development in the second quarter of 2010 balanced out the lower proportion in the first quarter of 2010.  For the first half of 2009, the minesite costs per tonne were C$73.  The increase is largely due to general cost inflation.

Net of byproduct credits, LaRonde’s total cash costs per ounce were $270 in the second quarter on production of 41,533 ounces of gold.  During the second quarter of 2009, total cash costs per ounce were $109 on production of 58,034 ounces of gold.  The increase in total cash costs is largely due to the lower gold production.  This lower production was due to an expected decrease in gold grade for stopes mined in 2010.  Additionally, an unfavourable swing in the CAD/USD exchange rate during the period had the effect of increasing total cash costs.  Somewhat offsetting these factors were higher byproduct metals revenues.

For the first six months of 2010, LaRonde’s total cash costs per ounce were $216 on gold production of 86,569 ounces, as compared to the first half of 2009, when the total cash costs per ounce were $196 on production of 109,372 ounces of gold.  The higher total cash costs were largely due to the lower gold production and stronger Canadian dollar, partly offset by higher byproduct metals revenues, as above.

Commencing in late 2011, when the Company expects to begin mining ore from the LaRonde Extension, LaRonde is expected to begin producing more gold, averaging 324,000 ounces of gold per year through 2023, reflecting the higher gold grades at depth, where the deposit remains open.  The development of the LaRonde Extension remains on time and on budget.

(3)  Minesite costs per tonne is a non-GAAP measure.  For reconciliation of this measure to production costs, as reported in the financial statements, see Note 1 to the financial statements at the end of this news release.

Goldex — Strong Production and Cost Control Continue

The 100% owned Goldex mine in northwestern Quebec began operation in 2008.  Proven and probable gold reserves total 1.6 million ounces from 24.7 million tonnes grading 2.0 g/t.

The Goldex mill processed an average of 7,327 tpd in the second quarter of 2010, continuing to exceed the 2010 mine plan of approximately 6,900 tpd.  During the second quarter of 2009, the plant processed 6,875 tpd.  Minesite costs per tonne at Goldex were approximately C$24 in the second quarter of 2010, in line with the C$24 per tonne achieved in the second quarter of 2009.

Payable gold production in the second quarter of 2010 was 48,334 ounces at total cash costs per ounce of $324.  This compares favourably to the second quarter of 2009 when gold production was 35,645 ounces at total cash costs per ounce of $365.  The higher ounce output is largely due to the resumption of mining from the higher grade portions of the orebody.

For the six month period ended June 30, 2010, total cash costs at Goldex were $348 per ounce on gold production of 90,603 ounces.  Total cash costs per ounce during the comparable six month period in 2009 were $352 on gold production of 71,604 ounces.  The improvement in production and costs continues to reflect optimization of recoveries and throughput at the Goldex mine.

Life of mine average annual gold production is expected to be approximately 168,000 ounces per year through 2017.

The expansion of the mine from 6,900 tpd to 8,000 tpd was approved in 2009.  An  increase in the mining rate has been realized earlier than anticipated as development of the orebody is ahead of schedule.  Goldex should be able to achieve the higher rate on a steady state basis in the fourth quarter of 2010 with only minor modifications to the mill to support the higher throughput.

With Goldex operating at steady-state, and the final production blast for the current orebody scheduled for late 2010 (to be followed by approximately seven years of extraction), the focus has shifted to exploration and potentially extending the mine life by adding nearby zones, such as the “M”, “E” and “S” zones, into the mine plan.

Additionally, Agnico-Eagle recently entered a purchase and option agreement to explore Adventure Gold Inc.’s Dubuisson project located immediately west of Goldex.  Up to $4 million is expected to be spent on this property over a period of five years from the effective date of the agreement.  If Agnico-Eagle exercises its options, the Company may acquire up to 70% of Dubuisson.

Lapa — Strong Tonnage and Cost Performance Continue

The 100% owned Lapa mine in northwestern Quebec achieved commercial production in May 2009.  Proven and probable gold reserves total approximately 0.8 million ounces from 3.2 million tonnes grading 8.2 g/t.

The Lapa circuit, located at the LaRonde mill, processed an average of 1,523 tpd, compared to 895 tpd in the partial second quarter of 2009.  This throughput is slightly higher than the design rate for the mill of 1,500 tpd and reflects results of continued optimization efforts at the mill.

Minesite costs per tonne were C$118 in the second quarter of 2010, well below the C$149 incurred in the second quarter of 2009.  This reduction in cost reflects the optimization and efficiencies which have been realized since the May 2009 start-up.  Specifically, mine personnel have been successful in increasing the throughput to offset the higher dilution underground.

Payable production in the second quarter of 2010 was 28,927 ounces of gold at total cash costs per ounce of $545. This compares to 11,603 ounces of gold at total cash costs per ounce of $948 during the partial second quarter of 2009.

For the six month period ending June 30, 2010, total cash costs at Lapa were $516 per ounce on gold production of 60,480 ounces.  This compares with gold production of 11,603 ounces at total cash costs of $948 in the partial first half of 2009.  This production increase and unit cost decrease is largely due to improved throughput and its associated efficiencies.

Life of mine production is expected to be approximately 115,000 ounces of gold through 2015.

An underground exploration program to the east and to the west of the Contact zone has begun.  The goal is to transfer additional resource into reserves and to further test the favourable Cadillac Break gold belt, especially to the east.

Kittila — Mill Optimization Beginning to Show Results

The 100% owned Kittila mine in northern Finland achieved commercial production in May 2009.  Proven and probable gold reserves total approximately 4.0 million ounces from 26.0 million tonnes grading 4.8 g/t.

The Kittila mill processed an average of 2,412 tpd in the second quarter of 2010, compared to 1,980 tpd in the second quarter of 2009.  While getting closer to the design rate of 3,000 tpd, the throughput in the second quarter of 2010 was negatively affected by a longer than expected scheduled maintenance shutdown in the processing plant in the first quarter (which lasted until April 10), as well as maintenance work on the oxidation scrubber for three days in June.

Gold recoveries in the second quarter of 2010 averaged approximately 68%, down from the 71% achieved in the first quarter of 2010.  The lower recoveries were largely due to a series of process changes that were implemented in the second quarter of 2010.  However, these changes are expected to lead to improving recoveries over the next several quarters as further optimization is undertaken in the plant.

Recoveries have improved significantly over the past several weeks largely due to the control and reduction of the chloride compound levels in the autoclave.  Since the implementation of the chlorine reduction process, recoveries have averaged 74% in June and the average has exceeded 81% during the 40-day period ending July 27.  The design rate of 83% mill recovery is expected to be achieved on a steady state basis by the end of 2010.

Minesite costs per tonne at Kittila were approximately €64 in the second quarter, in line with the €64 achieved in the first quarter of 2010.  In the second quarter of 2009 (partial quarter as the mine was declared commercial in May), minesite costs per tonne averaged €43.

The increase in minesite costs is largely due to the increased use of contractors and autoclave repairs.  Due to limited equipment availability, additional contract labour was required in both operations and maintenance.  The autoclave repairs, which carried over into the second quarter of 2010, reduced this quarter’s mill availability to 78% (down 7% from the first quarter).  In 2011, minesite costs per tonne are expected to fall as throughput increases in the plant and as optimization of the mine continues.

Second quarter 2010 gold production at Kittila was 31,593 ounces at total cash costs per ounce of $607, compared to 13,771 ounces at cash costs per ounce of $658 in the partial second quarter of 2009.  Approximately half of the second quarter 2010 gold production was realized in June, reflecting the greatly improved milling performance.

For the six month period ending June 30, 2010, total cash costs at Kittila were $663 per ounce on gold production of 56,140 ounces.  This compares with gold production of 18,285 ounces at total cash costs of $658 in the partial first half of 2009.  This production increase is largely due to higher mill recoveries and improved throughput.

Total cash costs per ounce are expected to decline as gold output increases in the second half of 2010 due to the increased processing rate and improved recoveries.

During the second quarter, the first underground stopes were mined.  Total underground production is expected to account for approximately 10% of Kittila’s 2010 production.  Dilution levels, to date, have been better than expected.

Life of mine average gold production is expected to be approximately 150,000 ounces per year through 2032.

A study is underway examining the possibility of increasing the production rate at Kittila reflecting the continued growth of the reserve base.  Following the successful optimization of the mill recoveries, and further drilling at depth and to the north of the main Suuri deposit, it is anticipated that the expansion study will be completed by the middle of 2011.

Pinos Altos — Ramp-up Continues with Improved Results.  Additional Filter Capacity Expected in Q3

The 100% owned Pinos Altos mine in northern Mexico achieved commercial production in November 2009.  Proven and probable reserves, including the stand-alone Creston Mascota deposit, total 3.4 million ounces of gold and 94 million ounces of silver from 42.0 million tonnes of ore grading 2.5 g/t of gold and 69 g/t silver.

The Pinos Altos mill processed an average of 3,575 tpd in the second quarter of 2010, representing a significant improvement over the prior quarter (2,584 tpd) as the ramp up to

the design rate of 4,000 tpd continues.   Additional tailings filtration capacity is expected to be installed during the third quarter of 2010 which should enable a proposed increase in throughput.

Minesite costs per tonne were below budget at $31 in the second quarter of 2010, compared to $34 in the prior quarter.  No comparable period exists in 2009 as the mine achieved commercial production in November.

The first underground mining blocks were extracted as expected in the second quarter of 2010.  A 13,000 tonne underground stope was extracted which confirmed the block model in terms of grade and dilution.   The paste backfill system has been commissioned and is fully operational.

Payable production in the second quarter of 2010 was 29,665 ounces of gold at total cash costs per ounce of $415. This compares favourably with the prior quarter which had payable gold production of 26,228 ounces at total cash costs per ounce of $436 (there is no comparable second quarter or six month period in 2009 as the mine achieved commercial production in November).

For the first six months of 2010, payable gold production was 55, 893 ounces at total cash costs of $425 per ounce.

Life of mine average gold production is expected to be approximately 170,000 ounces per year through 2028, including production from Creston Mascota.  Over this period, annual silver production is expected to average 2.5 million ounces.

Civil works and mechanical construction activities have commenced at the nearby, stand-alone, Creston Mascota project which is expected to achieve commercial production in the second quarter of 2011.

Further exploration is underway and the Company is anticipating the eventual development of several other satellite deposits on the Pinos Altos concession package which could include the Sinter, Cubiro and San Eligio zones.

Meadowbank — Tonnage Ramp-Up Continues

The 100% owned Meadowbank mine project in Nunavut, Canada, achieved commercial production in March 2010.  Proven and probable gold reserves total 3.7 million ounces from 32.2 million tonnes grading 3.5 g/t.

During the second quarter of 2010, the Meadowbank mill processed an average of 6,262 tpd, with several days in June exceeding 9,000 tpd.

However, since the February start-up, unit costs have been negatively impacted by harder ore, less than optimal fragmentation from the pit and a different particle size gradation from the crusher than expected.  To solve these issues the Company is installing a permanent secondary crushing unit in the front end of the circuit, similar to the solution adopted at Goldex.  However, this has negatively impacted both capital (as previously discussed) and operating cost estimates for the mine in 2010.  This secondary crusher should be installed and be operational in the first half of 2011.  In the meantime, a portable crushing unit is being used.

Minesite costs per tonne were higher than planned at C$94 in the second quarter of 2010, due to the increased costs associated with; the replacement of some major components, the installation and use of a portable crusher, logistics, and additional use of contractors.  A portable crusher was installed in the second quarter which is expected to help facilitate higher throughput and lower minesite costs per tonne in the second half of 2010.  Longer term it is anticipated that a permanent crusher will be added.

Payable production during the second quarter of 2010 was 77,676 ounces of gold, at total cash costs per ounce of $663.  During March 2010, gold production was 18,599 ounces at total cash costs of $840 per ounce. The total cash costs are also expected to decline during the remainder of 2010 as the mine and mill operations are optimized and gold production increases.

Gold production in 2010 is expected to be approximately 300,000 ounces.  Life of mine average annual gold production is expected to be approximately 350,000 ounces through 2019.

A study examining the possibility of increasing the production rate at Meadowbank is partially complete.  The study was scheduled to be completed in 2010.  However, due to ongoing optimization efforts, the study is being delayed until the mine reaches steady state and further underground drilling is completed.

Meliadine Acquisition Complete, Exploration Program Begins

Subsequent to quarter end, on July 7, 2010, Agnico-Eagle completed the acquisition of 100% of the Meliadine gold property (through the acquisition of Comaplex Minerals Corp.), located approximately 300 kilometres southeast of the Company’s Meadowbank mine.

Meliadine currently hosts 3.3 million ounces of gold in measured and indicated resources (12.9 million tonnes grading 7.9 g/t) plus 1.7 million ounces of gold in inferred resources (8.4 tonnes grading 6.4 g/t).  The deposit remains open for expansion and a large scale exploration program has been approved and is underway.

Through early 2013, it is anticipated that approximately $62 million will be spent on drilling approximately 200,000 metres with the main focus being on converting the resource at the high grade Tiriganiaq zone to reserves.  An underground bulk sample will also be completed along with a feasibility study, permitting and road construction.  The total expenditures over this period are expected to be approximately $130 million.

Initial results from this drilling program, and those for Agnico-Eagle’s other exploration programs, will be presented in an exploration update planned for September 2010.

Corporate Social Responsibility Report Published

During the quarter, Agnico-Eagle published its first Corporate Social Responsibility (CSR) report.  The CSR report details the Company’s economic, health, safety, environment and social performance from January 1 to December 31, 2009.  It is intended to give shareholders, employees, contractors, suppliers, business partners, government bodies and people in the communities in which the Company operates a better understanding of how Agnico-Eagle manages operational safety, environmental and social risks.  The report is available on the Company’s website at:

http://www.agnico-eagle.com/Theme/Agnico2/files/AEM_CSR_2010_Final.pdf

About Agnico-Eagle

Agnico-Eagle is a long established, Canadian headquartered, gold producer with operations located in Canada, Finland and Mexico, and exploration and development activities in Canada, Finland, Mexico and the United States.  Agnico-Eagle’s LaRonde mine is Canada’s largest operating gold mine in terms of reserves.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales.  It has paid a cash dividend for 28 consecutive years.

AGNICO-EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted, US GAAP basis, Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Gross mine profit (exclusive of amortization shown below) (Note 1)
LaRonde	$43,614	$50,653	$89,001	$88,299
Goldex	42,635	19,107	69,059	37,573
Lapa	20,204	(834)	41,477	(833)
Kittila	16,625	3,145	28,095	3,145
Pinos Altos	22,626	—	35,257	—
Meadowbank (Note 2)	35,179	—	37,350	—
Total gross mine profit	180,883	72,071	300,239	128,184
Amortization	44,003	15,470	74,506	27,600
Corporate	28,332	38,016	75,910	52,663
Income before tax	108,548	18,585	149,823	47,921
Tax provision	8,189	17,358	27,131	(7,647)
Net earnings	$100,359	$1,227	$122,692	$55,568
Net earning per share	$0.64	$0.01	$0.78	$0.36
Operating cash flow	$161,574	$26,369	$236,065	$75,192
Realized price per sales volume (US$):
Gold (per ounce)	$1,222	$962	$1,168	$965
Silver (per ounce)	$19.29	$14.32	$18.94	$13.93
Zinc (per tonne)	$1,890	$1,698	$2,057	$1,421
Copper (per tonne)	$6,581	$5,832	$6,934	$5,058
Payable production:
Gold (ounces)
LaRonde	41,533	58,034	86,569	109,372
Goldex	48,334	35,645	90,603	71,604
Lapa	28,927	11,603	60,480	11,603
Kittila	31,593	13,771	56,140	18,285
Pinos Altos	29,665	—	55,893	—
Meadowbank (Note 2)	77,676	—	96,275	—
Total gold (ounces)	257,728	119,053	445,960	210,864
Silver (000s ounces)
LaRonde	860	1,034	1,735	2,063
Pinos Altos	248	—	470	—
Meadowbank (Note 2)	12	—	14	—
Total silver (000s ounces)	1,120	1,034	2,219	2,063
Zinc (tonnes)	18,465	14,928	32,689	28,219
Copper (tonnes)	1,056	2,066	2,108	3,748
Payable metal sold:
Gold (ounces – LaRonde)	41,665	59,608	86,906	110,561
Gold (ounces – Goldex)	48,310	33,501	86,173	66,965
Gold (ounces – Lapa)	31,920	3,167	66,113	3,167
Gold (ounces – Kittila)	28,588	6,780	59,262	6,780
Gold (ounces – Pinos Altos)	30,633	—	51,599	—
Gold (ounces – Meadowbank) (Note 2)	70,182	—	77,285	—
Total gold (ounces)	251,298	103,056	427,338	187,473
Silver (000s ounces – LaRonde)	884	1,012	1,659	2,024
Silver (000s ounces – Pinos Altos)	267	—	487	—
Silver (000s ounces – Meadowbank)	14	—	14	—
Total silver (ounces)	1,165	1,102	2,160	2,024
Zinc (tonnes)	15,437	12,804	29,966	29,861
Copper (tonnes)	1,043	2,066	2,090	3,752
Total cash costs per ounce of gold (Note 3):
LaRonde	$270	$109	$216	$196
Goldex	$324	$365	$348	$352
Lapa	$545	$948	$516	$948
Kittila	$607	$658	$663	$658
Pinos Altos	$415	—	$425	—
Meadowbank (Note 2)	$663	—	$695	—
Weighted average total cash costs per ounce	$487	$326	$469	$320

Note 1

Gross mine profit is calculated as total revenues from all metals, by mine, minus total production costs, by mine.

Note 2

Meadowbank achieved commercial production as of March 1, 2010.  Payable production includes commercial production of 95,191 ounces since March 1, 2010 and non-commercial production of 1,084 ounces.

Note 3

Total cash costs per ounce of gold is calculated net of silver, copper, zinc and other byproduct credits. The weighted average total cash cost per ounce is based on commercial production ounces.  Total cash costs per ounce is a non-GAAP measure.  For a reconciliation to production costs, see Note 1 to the financial statements.  See also “Note Regarding Certain Measures of Performance”.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)

(Unaudited)

	As at June 30, 2010	As at December 31, 2009
ASSETS
Current
Cash and cash equivalents	$152,786	$163,593
Trade receivables	65,355	93,570
Inventories:
Ore stockpiles	50,052	41,286
Concentrates	49,491	31,579
Supplies	97,329	100,885
Other current assets	233,126	173,127
Fair value of derivative assets	3,873	—
Total current assets	652,012	604,040

Other assets	77,652	33,641
Future income and mining tax assets	25,869	27,878
Property, plant and mine development	3,739,239	3,581,798

	$4,494,772	$4,247,357
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$162,103	$155,432
Dividends payable	—	28,198
Interest payable	9,889	1,666
Income taxes payable	19,196	4,501

Total current liabilities	191,188	189,797

Long term debt	735,000	715,000

Fair value of derivative financial instruments	1,622	663

Reclamation provision and other liabilities	107,465	96,255

Future income and mining tax liabilities	509,958	493,881

Shareholders’ equity
Common shares
Authorized — unlimited
Issued — 157,089,726 (December 31, 2009 — 156,655,056)	2,397,106	2,378,759
Stock options	89,955	65,771
Warrants	24,858	24,858
Contributed surplus	15,166	15,166
Retained earnings	338,850	216,158
Accumulated other comprehensive income	83,604	51,049

Total shareholders’ equity	2,949,539	2,751,761

	$4,494,772	$4,247,357

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(thousands of United States dollars except share and per share amounts, US GAAP basis)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009

REVENUES
Revenues from mining operations	$347,456	$133,084	$585,039	$238,915
Interest and sundry income	6,488	5,103	7,315	9,796
Gain on sale of available-for-sale securities	—	341	346	535
	353,944	138,528	592,700	249,246
COSTS AND EXPENSES
Production	166,573	61,013	284,800	110,731
Exploration and corporate development	12,955	9,735	20,459	15,984
Amortization	44,003	15,470	74,506	27,600
General and administrative	23,240	13,253	51,670	32,053
Provincial capital tax	742	1,473	155	2,582
Interest	15,309	2,335	19,813	3,204
Foreign currency loss (gain)	(17,427)	16,664	(8,526)	9,171

Income before income, mining and federal capital taxes	108,549	18,585	149,823	47,921
Income and mining tax expense (recovery)	8,189	17,358	27,131	(7,647)

Net income for the period	$100,360	$1,227	$122,692	$55,568

Net income per share — basic	$0.64	$0.01	$0.78	$0.36

Net income per share — diluted	$0.63	$0.01	$0.77	$0.35

Weighted average number of shares outstanding (in thousands)
Basic	156,899	155,805	156,789	155,498
Diluted	159,920	157,763	159,585	157,432

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Operating activities
Net income for the period	$100,360	$1,227	$122,692	$55,568
Add (deduct) items not affecting cash:
Amortization	44,003	15,470	74,506	27,600
Future income and mining taxes	431	17,209	13,526	(7,929)
Gain on sale of available-for-sale securities	(3,716)	(341)	(4,175)	(535)
Amortization of deferred costs and other	(2,179)	20,194	24,881	20,230
Changes in non-cash working capital balances
Trade receivables	7,825	(17,314)	28,215	(32,511)
Income taxes payable	10,771	2,570	14,695	1,977
Inventories	(16,067)	(13,928)	(41,609)	(12,005)
Other current assets	(16,903)	(8,496)	(20,785)	21,424
Interest payable	8,562	(62)	8,223	340
Accounts payable and accrued liabilities	28,487	9,840	15,896	1,033

Cash provided by operating activities	161,574	26,369	236,065	75,192

Investing activities
Additions to property, plant and mine development	(117,017)	(155,002)	(229,580)	(310,349)
Acquisition, investments and other	733	2,926	(4,909)	3,416

Cash used in investing activities	(116,284)	(152,076)	(234,489)	(306,933)

Financing activities
Dividends paid	—	—	(26,830)	(27,132)
Repayment of capital lease and other	(8,573)	(6,520)	(10,112)	(6,882)
Proceeds from notes	1,101,000	70,000	1,201,000	285,000
Repayment of long term debt	(1,101,000)	—	(1,181,000)	—
Sales-leaseback financing	—	10,888	3,005	10,888
Credit facility financing cost	(12,488)	(4,572)	(12,488)	(4,572)
Proceeds from common shares issued	10,639	18,451	14,357	47,392

Cash provided by (used in) financing activities	(10,422)	88,247	(12,068)	304,694

Effect of exchange rate changes on cash and cash equivalents	(134)	2,990	(315)	1,571

Net increase (decrease) in cash and cash equivalents during the period	34,734	(34,470)	(10,807)	74,524
Cash and cash equivalents, beginning of period	118,052	208,375	163,593	99,381

Cash and cash equivalents, end of period	$152,786	$173,905	$152,786	$173,905

Other operating cash flow information:
Interest paid during the period	$4,708	$1,987	$13,430	$3,509
Income, mining and capital taxes paid during the period	$—	$1,112	$1,497	$2,859

Note 1  The following tables provide a reconciliation, on an individual mine basis, of the total cash costs per ounce of gold produced and minesite costs per tonne to production costs as set out the interim consolidated financial statements:

Total Cash Costs per Ounce of Gold By Mine

(thousands of dollars, except where noted)	Three months ended June 30, 2010	Three months ended June 30, 2009	Six months ended June 30, 2010	Six months ended June 30, 2009
Total Production costs per Consolidated Statements of Income	$166,573	$61,013	$284,800	$110,731

Attributable to LaRonde	46,605	41,526	92,087	79,773
Attributable to Goldex	16,469	12,479	30,269	23,950
Attributable to Lapa	17,830	3,818	34,209	3,818
Attributable to Kittila	18,100	3,190	41,118	3,190
Attributable to Pinos Altos	18,537	—	32,386	—
Attributable to Meadowbank	49,032	—	54,731	—
Total	$166,573	$61,013	$284,800	$110,731

LaRonde

(thousands of dollars, except where noted)	Three months ended June 30, 2010	Three months ended June 30, 2009	Six months ended June 30, 2010	Six months ended June 30, 2009
Production costs	$46,605	$41,526	$92,087	$79,773
Adjustments:
Byproduct revenues	(39,252)	(37,031)	(77,643)	(58,857)
Inventory adjustment(i)	4,203	2,138	4,967	1,109
Non-cash reclamation provision	(337)	(293)	(672)	(567)
Cash operating costs	$11,219	$6,340	$18,739	$21,458
Gold production (ounces)	41,533	58,034	86,569	109,372
Total cash costs (per ounce)(ii)	$270	$109	$216	$196

Goldex

(thousands of dollars, except where noted)	Three months ended June 30, 2010	Three months ended June 30, 2009	Six months ended June 30, 2010	Six months ended June 30, 2009
Production costs	$16,469	$12,479	$30,269	$23,950
Adjustments:
Byproduct revenues	(8)	—	(14)	—
Inventory adjustment(i)	(690)	586	1,411	1,329
Non-cash reclamation provision	(54)	(50)	(108)	(96)
Cash operating costs	$15,717	$13,015	$31,558	$25,183
Gold production (ounces)	48,334	35,645	90,603	71,604
Total cash costs (per ounce)(ii)	$324	$365	$348	$352

Lapa

(thousands of dollars, except where noted)	Three months ended June 30, 2010	Three months ended June 30, 2009	Six months ended June 30, 2010	Six months ended June 30, 2009
Production costs	$17,830	$3,818	$34,209	$3,818
Adjustments:
Byproduct revenues	(7)	—	(27)	—
Inventory adjustment(i)	(2,038)	7,191	(2,964)	7,191
Non-cash reclamation provision	(14)	(7)	(28)	(7)
Cash operating costs	$15,771	$11,002	$31,190	$11,002
Gold production (ounces)	28,927	11,603	60,480	11,603
Total cash costs (per ounce)(ii)	$545	$948	$516	$948

Kittila

(thousands of dollars, except where noted)	Three months ended June 30, 2010	Three months ended June 30, 2009	Six months ended June 30, 2010	Six months ended June 30, 2009
Production costs	$18,100	$3,190	$41,118	$3,190
Adjustments:
Byproduct revenues	(5)	—	(30)	—
Inventory adjustment(i)	1,146	4,784	(3,702)	4,784
Non-cash reclamation provision	(65)	(62)	(164)	(62)
Cash operating costs	$19,176	$7,912	$37,222	$7,912
Gold production (ounces)	31,593	12,018	56,140	12,018
Total cash costs (per ounce)(ii)	$607	$658	$663	$658

Pinos Altos

(thousands of dollars, except where noted)	Three months ended June 30, 2010	Three months ended June 30, 2009	Six months ended June 30, 2010	Six months ended June 30, 2009
Production costs	$18,537	$—	$32,386	$—
Adjustments:
Byproduct revenues	(4,885)	—	(8,572)	—
Inventory adjustment(i)	(1,115)	—	378	—
Non-cash reclamation provision	(214)	—	(428)	—
Cash operating costs	$12,323	$—	$23,764	$—
Gold production (ounces)	29,665	—	55,893	—
Total cash costs (per ounce)(ii)	$415	$—	$425	$—

Meadowbank

(thousands of dollars, except where noted)	Three months ended June 30, 2010	Three months ended June 30, 2009	Six months ended June 30, 2010	Six months ended June 30, 2009
Production costs	$49,032	$—	$54,731	$—
Adjustments:
Byproduct revenues	(232)	—	(258)	—
Inventory adjustment(i)	3,031	—	12,192	—
Non-cash reclamation provision	(367)	—	(494)	—
Cash operating costs	$51,464	$—	$66,171	$—
Gold production (ounces)	77,676	—	95,191	—
Total cash costs (per ounce)(ii)	$663	$—	$695	$—

Minesite Cost per Tonne

LaRonde

(thousands of dollars, except where noted)	Three months ended June 30, 2010	Three months ended June 30, 2009	Six months ended June 30, 2010	Six months ended June 30, 2009
Production costs	$46,605	$41,526	$92,087	$79,773
Adjustments:
Inventory adjustments (iii)	4,203	2,137	4,967	1,109
Non-cash reclamation provision	(337)	(293)	(672)	(567)
Minesite operating costs (US$)	$50,471	$43,370	$96,382	$80,315
Minesite operating costs (C$)	$52,125	$48,602	$99,202	$95,096
Tonnes of ore milled (000s)	660	656	1,324	1,305
Minesite cost per tonne (C$) (iv)	$79	$74	$75	$73

Goldex

(thousands of dollars, except where noted)	Three months ended June 30, 2010	Three months ended June 30, 2009	Six months ended June 30, 2010	Six months ended June 30, 2009
Production costs	$16,469	$12,479	$30,269	$23,950
Adjustments:
Inventory adjustments (iii)	(690)	586	1,411	1,329
Non-cash reclamation provision	(54)	(50)	(108)	(96)
Minesite operating costs (US$)	$15,725	$13,015	$31,572	$25,183
Minesite operating costs (C$)	$16,197	$14,887	$32,510	$30,079
Tonnes of ore milled (000s)	667	626	1,334	1,235
Minesite cost per tonne (C$) (iv)	$24	$24	$24	$24

Lapa

(thousands of dollars, except where noted)	Three months ended June 30, 2010	Three months ended June 30, 2009	Six months ended June 30, 2010	Six months ended June 30, 2009
Production costs	$17,830	$3,818	$34,209	$3,818
Adjustments:
Inventory adjustments (iii)	(2,038)	7,191	(2,964)	7,191
Non-cash reclamation provision	(14)	(7)	(28)	(7)
Minesite operating costs (US$)	$15,778	$11,002	$31,217	$11,002
Minesite operating costs (C$)	$16,347	$12,145	$32,179	$12,145
Tonnes of ore milled (000s)	139	81	267	81
Minesite cost per tonne (C$) (iv)	$118	$149	$120	$149

Kittila

(thousands of dollars, except where noted)	Three months ended June 30, 2010	Three months ended June 30, 2009	Six months ended June 30, 2010	Six months ended June 30, 2009
Production costs	$18,100	$3,190	$41,118	$3,190
Adjustments:
Inventory adjustments (iii)	1,146	4,784	(3,702)	4,784
Non-cash reclamation provision	(65)	(62)	(164)	(62)
Minesite operating costs (US$)	$19,181	$7,912	$37,252	$7,912
Minesite operating costs (EUR)	€14,111	€5,717	€28,026	€5,717
Tonnes of ore milled (000s)	220	132	437	132
Minesite cost per tonne (EUR) (iv)	€64	€43	€64	€43

Pinos Altos

(thousands of dollars, except where noted)	Three months ended June 30, 2010	Three months ended June 30, 2009	Six months ended June 30, 2010	Six months ended June 30, 2009
Production costs	$18,537	$—	$32,386	$—
Adjustments:
Inventory adjustments (iii)	(1,115)	—	378	—
Non-cash reclamation provision	(214)	—	(428)	—
Minesite operating costs (US$)	$17,208	$—	$32,336	$—
Tonnes of ore processed (000s)	553	—	1,004	—
Minesite cost per tonne (US$) (iv)	$31	$—	$32	$—

Meadowbank

(thousands of dollars, except where noted)	Three months ended June 30, 2010	Three months ended June 30, 2009	Six months ended June 30, 2010	Six months ended June 30, 2009
Production costs	$49,032	$—	$54,731	$—
Adjustments:
Inventory adjustments (iii)	3,031	—	12,192	—
Non-cash reclamation provision	(367)	—	(494)	—
Minesite operating costs (US$)	$51,696	$—	$66,429	$—
Minesite operating costs (C$)	$53,642	$—	$68,759	$—
Tonnes of ore milled (000s)	570	—	733	—
Minesite cost per tonne (C$) (iv)	$94	$—	$94	$—

(i)                                     Under the Company’s revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(ii)                                  Total cash costs per ounce is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table above, this measure is calculated by adjusting production costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company’s mining operations. Management uses this measure to monitor the performance of the Company’s mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine’s cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)                               This inventory adjustment reflects production costs associated with unsold concentrates.

(iv)                              Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table above, this measure is calculated by adjusting production costs as shown in the Consolidated Statements of Income and Comprehensive Income for inventory and asset retirement provisions and then dividing by tonnes processed through the mill. Since total cash costs data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes minesite costs per tonne provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

Detailed Mineral Reserve and Resource Data

(as at December 31, 2009, including Meliadine Resources as at January 2010)

	Au	Ag	Cu	Zn	Pb	Au	Tonnes
Category and Operation	(g/t)	(g/t)	(%)	(%)	(%)	(000s oz.)	(000s)
Proven Mineral Reserve
Goldex (underground)	2.02					339	5,217
Kittila (open pit)	3.71					30	255
Kittila (underground)	3.81					0	1
Kittila total proven	3.71					31	257
Lapa (underground)	8.33					240	897
LaRonde (underground)	2.34	61.95	0.26	3.31	0.39	358	4,755
Meadowbank (open pit)	4.57					88	600
Pinos Altos (open pit)	1.51	26.35				43	880
Subtotal Proven Mineral Reserve	2.71					1,098	12,605

Probable Mineral Reserve
Goldex (underground)	2.06					1,291	19,524
Kittila (open pit)	5.05					496	3,053
Kittila (underground)	4.80					3,499	22,651
Kittila total probable	4.83					3,994	25,704
Lapa (underground)	8.09					603	2,319
LaRonde (underground)	4.72	27.89	0.29	1.16	0.09	4,492	29,625
Meadowbank (open pit)	3.51					3,567	31,600
Pinos Altos (open pit)	2.05	49.30				1,195	18,101
Pinos Altos (underground)	2.92	86.87				2,158	22,979
Pinos Altos total probable	2.54	70.31				3,353	41,080
Subtotal Probable Mineral Reserve	3.59					17,300	149,852
Total Proven and Probable Mineral Reserves	3.52					18,398	162,458

	Au	Ag	Cu	Zn	Pb	Tonnes
Category and Operation	(g/t)	(g/t)	(%)	(%)	(%)	(000s)
Measured Mineral Resource
Meliadine (open pit)	8.4					180
Meliadine (underground)	14.0					115
Total Measured Resource	10.6					295

	Au	Ag	Cu	Zn	Pb	Tonnes
Category and Operation	(g/t)	(g/t)	(%)	(%)	(%)	(000s)
Indicated Mineral Resource
Bousquet (underground)	5.63					1,704
Ellison (underground)	5.68					415
Goldex (underground)	1.79					220
Kittila (underground)	2.19					20,550
Lapa (underground)	4.63					1,672
LaRonde (underground)	1.85	24.94	0.13	1.52	0.15	6,482
Meadowbank (open pit)	2.34					40,981
Meadowbank (underground)	5.23					1,388
Meadowbank total indicated	2.43					42,369
Meliadine (open pit)	5.4					5,917
Meliadine (underground)	10.0					6,735
Meliadine total indicated	7.9					12,652
Pinos Altos (open pit)	0.67	8.30				6,990
Pinos Altos (underground)	1.11	41.78				8,679
Pinos Altos total indicated	0.91	26.84				15,668
Swanson (open pit)	1.93					504
Total Indicated Resource	2.88					102,236

	Au	Ag	Cu	Zn	Pb	Tonnes
Category and Operation	(g/t)	(g/t)	(%)	(%)	(%)	(000s)
Inferred Mineral Resource
Bousquet (underground)	7.45					1,667
Ellison (underground)	5.81					786
Goldex (underground)	2.37					10,540
Kittila (underground)	3.42					5,350
Kylmäkangas, Finland (underground)	4.07					1,924
Lapa (underground)	7.90					393
LaRonde (underground)	3.93	11.34	0.27	0.43	0.04	10,942
Meadowbank (open pit)	2.54					9,166
Meadowbank (underground)	6.12					16
Meadowbank total inferred	2.54					9,182
Meliadine (open pit)	4.0					3,397
Meliadine (underground)	8.1					4,991
Meliadine total inferred	6.4					8,388
Pinos Altos (open pit)	1.02	15.33				11,655
Pinos Altos (underground)	2.42	43.41				4,018
Pinos Altos total inferred	1.38	22.53				15,673
Total Inferred Resource	3.29					64,845

Tonnage amounts and contained metal amounts presented in this table have been rounded to the nearest thousand. Reserves are not a sub-set of resources.

Forward-Looking Statements

The information in this news release has been prepared as at July 28, 2010. Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. When used in this document, words such as “anticipate”, “expect”, “estimate,” “forecast,” “planned”, “will”, “likely” and similar expressions are intended to identify forward-looking statements.

Such statements include without limitation: the Company’s forward-looking production guidance, including estimated ore grades, metal production, life of mine horizons, commencement of production estimates, the estimated timing of scoping studies, recovery rates, mill throughput, optimization efforts, and projected exploration and capital expenditures, including costs and other estimates upon which such projections are based; the Company’s goal to increase its mineral reserves and resources; and other statements and information regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof. Such statements reflect the Company’s views as at the date of this press release and are subject to certain risks, uncertainties and assumptions. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle contained in this news release, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis and the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 (“Form 20-F”) as well as: that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, political changes, title issues or otherwise; that permitting, production and expansion at each of Agnico-Eagle’s mines and growth projects proceeds on a basis consistent with current expectations, and that Agnico-Eagle does not change its plans relating to such projects; that the exchange rate between the Canadian dollar, European Union euro, Mexican peso and the United States dollar will be approximately consistent with current levels or as set out in this news release; that prices for gold, silver, zinc, copper and lead will be consistent with Agnico-Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle’s current expectations; that Agnico-Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and metal recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors, see the Form 20-F, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission (the “SEC”). The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, recoveries, mining methods, capital costs, total cash costs, minesite costs, and location of surface infrastructure.  Actual results and final decisions may be materially different from those currently anticipated.

Notes to Investors Regarding the Use of Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This news release uses the terms “measured resources” and “indicated resources”. We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release also uses the term “inferred resources”. We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Data

Agnico-Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Agnico-Eagle uses certain terms in this press release, such as “measured”, “indicated”, and “inferred”, and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, which may be obtained from us, or from the SEC’s website at: http://sec.gov/edgar.shtml.  A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.  Estimates for all properties other than Meliadine were calculated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC Industry Guide 7.  Industry Guide 7 requires the use of prices that reflect current economic conditions at the time of reserve determination which the Staff of the SEC has interpreted to mean historic three-year average prices.  The assumptions used for the mineral reserves and resources estimates reported by the Company on February 17, 2010 were based on three-year average prices for the period ending December 31, 2009 of $848 per ounce gold, $14.35 per ounce silver, $1.03 per pound zinc, $2.91 per pound copper, $0.97 per pound lead and C$/US$, US$/Euro and MXP/US$ exchange rates of 1.09, 1.41 and 11.85, respectively.

The Meliadine mineral resource estimates used various cutoff gold grades. The cutoff grade for most of Meliadine’s open pit resources is 2.5 g/t gold, and 5.5 g/t gold for the underground resources. Higher cutoff gold grades were chosen for the Discovery deposit (3.0 g/t for open pit and 6.0 g/t for underground) to compensate for greater transportation costs to the proposed mill site near the Tiriganiaq deposit. Please consult the February 2010 technical report, which is available on SEDAR.com under Comaplex Minerals Corp., for further details about the Meliadine mineral resources.

The Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) requires mining companies to disclose reserves and resources using the subcategories of “proven”

reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

The mineral reserves presented in this disclosure are separate from and not a portion of the mineral resources.

Property/Project name and location	Qualified Person responsible for the current Mineral Resource and Reserve Estimate and relationship to Agnico-Eagle	Date of most recent Technical Report (NI 43-101) filed on SEDAR
LaRonde, Bousquet & Ellison, Quebec, Canada	François Blanchet Ing., LaRonde Division Superintendent of geology	March 23, 2005
Kittila and Kylmakangas, Finland	Daniel Doucet, Ing., Corporate Director of Geology	March 4, 2010
Pinos Altos, Chihuahua, Mexico. Swanson, Quebec, Canada	Dyane Duquette, P.Geo., Principal geologist, Abitibi Technical Services Group	March 25, 2009
Meadowbank, Nunavut, Canada	Open Pit: Bruno Perron Ing., Meadowbank Superintendent of geology Underground: Dyane Duquette, P.Geo., Principal geologist, Abitibi Technical Services Group	December 15, 2008
Goldex, Quebec, Canada	Richard Genest, Ing., Goldex Division Superintendent of geology	October 27, 2005
Lapa, Quebec, Canada	Normand Bédard, P.Geo., Lapa Division Superintendent of geology	June 8, 2006
Meliadine, Nunavut, Canada	Pamela De Mark, P.Geo., Senior Consultant; George Gilchrist, Consultant; both with Snowden Mining Industry Consultants, Vancouver, BC.	February 26, 2010

The effective date for all of the Company’s mineral resource and reserve estimates in this press release is December 31, 2009, except for Meliadine, for which the effective date is January, 2010. No independent verification of the data has been published. Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4 (a), (c) and (d) can be found in the Technical Reports referred to above, which may be found at www.sedar.com. Other important operating information can be found in the Company’s Form 20-F and its news release dated December 16, 2009.

The contents of this press release have been prepared under the supervision of, and reviewed by, Marc Legault P.Eng., Vice-President Project Development and a “Qualified Person” for the purposes of NI 43-101.

Note Regarding Certain Measures of Performance

This press release presents measures including “total cash costs per ounce” and “minesite costs per tonne” that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and useful for year-over-year comparisons. However, both of these non-GAAP measures should be considered together with other data prepared in accordance with US GAAP, these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. A reconciliation of the Company’s total cash cost per ounce and minesite cost per tonne to the most comparable financial measures calculated and presented in accordance with US GAAP for the Company’s historical results of operations is set out in Note 1 to the financial statements of the Company for the period ended June 30, 2010 contained herein.